Exhibit 99.B(d)

SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
between
THE VICTORY VARIABLE INSURACE FUNDS
and
VICTORY CAPITAL MANAGEMENT INC. (the “Adviser”)
Dated October 16, 1998

Name of Fund	Fee*	Last Approved	Must Be Approved By

1. Diversified Stock Fund	0.30%	November 30, 2006	December 31, 2007

*      Expressed as a percentage of average daily net assets.  Note, however, that the Adviser shall have the right, but not the obligation, to voluntarily waive any portion of the advisory fee from time to time.  In addition, the Adviser may from time to time undertake in writing to limit the Fund’s total expenses for a definite period of time.

Current as of November 30, 2006.